SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
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                                  Schedule 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE13d-2(a)

                            (Amendment No. ________)

                        iGAMES ENTERTAINMENT CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.004 per share
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                         (Title of Class of Securities)

                                    45170F204
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                                 (CUSIP Number)

                            Christopher M. Wolfington
                       c/o Money Centers of America, Inc.
                       700 South Henderson Road, Suite 210
                            King of Prussia, PA 19406
                                 (610) 354-8888
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 2, 2004
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(c), 13d-1(f) or 13d-1(g), check the following box / /

Note: Schedules filed in paper format shall include a singed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

CUSIP No. 45170F204                    13D                     Page 2 of 6 pages
________________________________________________________________________________
                        1.  NAME OF REPORTING PERSON

                              Christopher M. Wolfington
                        ________________________________________________________
                        2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
                        ________________________________________________________
                        3.  SEC USE ONLY
                        ________________________________________________________
                        4.  SOURCE OF FUNDS

                              00
                        ________________________________________________________
                        5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        [ ]
                        ________________________________________________________
                        6.  CITIZENSHIP OR PLACE OR ORGANIZATION

                              United States of America
________________________________________________________________________________
  NUMBER OF SHARES      7.  SOLE VOTING POWER                       5,032,000(1)
  BENEFICIALLY OWNED
  BY EACH REPORTING
  PERSON WITH:
                        ________________________________________________________
                        8. SHARED VOTING POWER                              0
                        ________________________________________________________
                        9. SOLE DISPOSITIVE POWER                   5,032,000
                        ________________________________________________________
                        10. SHARED DISPOSITIVE POWER                        0
________________________________________________________________________________
                        11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON                       5,032,000
                        ________________________________________________________
                        12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES                         [ ]
                        ________________________________________________________
                        13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        55.9%
                        ________________________________________________________
                        14. TYPE OF REPORTING PERSON                       IN

Item 1.  Security and Issuer.

         This statement relates to shares of common stock, par value $.004 per share ("COMMON STOCK"), of iGames Entertainment, Inc. (the "ISSUER"). The principal executive office address of the Issuer is 301 Yamato Road, Suite 2199, Boca Raton, Florida 33431.
--------
(1) In addition to the 5,032,000 shares of Common Stock, the Reporting Person owns 973,181 shares of Series A Preferred Stock, par value $.001 per share ("SERIES A PREFERRED STOCK"), of the Issuer directly and 270,328 shares of Series A Preferred Stock indirectly through the 2003 Grantor Retained Annuity Trust of Christopher M. Wolfington. Each share of Series A Preferred Stock is convertible into 10 shares of Common Stock upon the occurrence of certain events which may or may not occur within sixty (60) days of filing this Schedule 13D. Because the shares of Series A Preferred Stock are not necessarily convertible within sixty (60) days, the Reporting Person is not deemed to own the shares of Common Stock underlying the Series A Preferred Stock and, therefore, has not listed such shares on this Schedule 13D.

CUSIP No. 45170F204                    13D                     Page 3 of 6 pages
________________________________________________________________________________

Item 2.  Identity and Background.

         (a) Christopher M. Wolfington is the person filing this report and is hereinafter referred to as the "REPORTING PERSON."

         (b) The Reporting Person has a residential address at 2 South Winds Lane, Malvern, PA 19355.

         (c) The principal occupation of the Reporting Person is Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer.

         (d) During the last five years, the Reporting Person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         In December 2003, the Reporting Person purchased 2,000 shares of Common Stock on the open market using his own personal funds.

         On January 2, 2004, the Reporting Person acquired Warrants ("WARRANTS") to purchase 2,395,000 shares of Common Stock at an exercise price of $.01 per share in exchange for the Reporting Person's ownership of approximately 14.78 shares of Common Stock of Money Centers of America, Inc. ("MONEY CENTERS") in connection with the merger of Money Centers Acquisition, Inc., a wholly-owned subsidiary of Issuer, into Money Centers (the "MERGER"). The terms and conditions of the Merger are set forth in the Amended and Restated Agreement and Plan of Merger, dated December 23, 2003, by and among, the Reporting Person, Money Centers of America, Inc., Money Centers Acquisition, Inc., Michele Friedman, Jeremy Stein and the Issuer.

         Additionally, upon becoming the Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer on January 2, 2004 and pursuant to the Reporting Person's employment agreement with the Issuer, the Reporting Person was issued stock options ("STOCK OPTIONS") to purchase 2,635,000 shares of Common Stock at an exercise price of $.01 per share.

Item 4.  Purpose of Transaction.

         The purpose of acquiring the Warrants was to effect the Merger. The purpose of the issuance and acquisition of the Stock Options is to provide an incentive for the Reporting Person to enter into an employment agreement with the Issuer.

         (a) Upon the filing of a Certificate of Amendment to the Issuer's Articles of Incorporation relating to the Amendments (as defined below in subparagraph (g)), the Reporting Person may convert all of his shares of Series A Preferred Stock into Common Stock. If the Amendments are filed and the Issuer completes the acquisition of Chex Services, Inc., a Minnesota corporation ("CHEX") which is the wholly-owned subsidiary of Equitex, Inc., a Delaware corporation ("EQUITEX"), the Series A Preferred Stock will automatically convert into Common Stock.

CUSIP No. 45170F204                    13D                     Page 4 of 6 pages
________________________________________________________________________________

         (b) On November 3, 2003, the Issuer entered into a definitive agreement with Equitex to acquire Chex. The Reporting Person intends to vote to approve such acquisition.

         (c) Not applicable.

         (d) Pursuant to the terms of the Merger Agreement, the Reporting Person is entitled to choose three individuals (in addition to himself) to serve as directors of the Issuer. To date, the Reporting Person has chosen, and the board of directors of the Issuer has elected, Barry Bekkedam and Wayne DiMarco to serve as directors of the Issuer.

         (e) See subparagraph (g).

         (f) Not applicable.

         (g) The Reporting Person intends to vote to approve the following amendments to the Issuer's Articles of Incorporation (the "AMENDMENTS"):

                  (i) change of name from iGames Entertainment, Inc. to Money Centers of America, Inc.;

                  (ii) increase of the Issuer's authorized Common Stock from Twelve Million Five Hundred Thousand (12,500,000) shares to One Hundred Million (100,000,000) shares;

                  (iii) increase of the Issuer's authorized Preferred Stock from Five Million (5,000,000) to Twenty Million (20,000,000); and

                  (iv) addition of a provision that would require any stockholder owning 5% or more of the issued and outstanding capital stock of the Issuer to agree in writing to comply with certain rules and regulations of any gaming authority which has jurisdiction over the Issuer or its subsidiaries and permit the Issuer to redeem such stockholder's shares if such stockholder's ownership of capital stock of the Issuer may result or, when taken together with the holding of shares of capital stock by any other holder of five percent (5%) or more of the issued and outstanding capital stock of the Issuer, may result, in the judgment of the board of directors, in (a) the disapproval, modification, or non-renewal of any contract under which the Issuer or its subsidiaries has sole or shared authority to manage any gaming operations, or (b) the loss or non-reinstatement of any license or franchise from any governmental agency held by the Issuer or any of its subsidiaries to conduct any portion of the business of the Issuer or any of its subsidiaries, which license or franchise is conditioned upon some or all of the holders of capital stock meeting certain criteria.

CUSIP No. 45170F204                    13D                     Page 5 of 6 pages
________________________________________________________________________________

         Other than as referred to above, the Reporting Person had no specific plans or proposals that relate to or would result in: (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (2) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (3) any change in the present Board of Directors or management of the Issuer; (4) any material change in the present capitalization or dividend policy of the Issuer; (5) any other material changes in the Issuer's corporate structure or business; (6) any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which might impede the acquisition of control of the Issuer by any person; (7) a class of securities of the Issuer ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended; or (9) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person is the direct beneficial owner of 5,032,000 shares of Common Stock, which includes 2,000 shares of Common Stock owned directly, 2,395,000 shares of Common Stock issuable upon exercise of Warrants and 2,635,000 shares of Common Stock issuable upon exercise of Stock Options. Consequently, the Reporting Person beneficially owns an aggregate total of 5,032,000 shares of Common Stock, or 55.9% of the Issuer's Common Stock, calculated in accordance with Rule 13d-3.

         (b) The Reporting Person has sole dispositive power and sole investment power over 5,032,000 shares of Common Stock, which includes 2,000 shares of Common Stock owned directly, 2,395,000 shares of Common Stock upon exercise of the Warrants and 2,635,000 shares of Common Stock upon exercise of the Stock Options.

         (c) The Reporting Person has not effected any transactions in the securities of the Issuer during the past sixty days except as set forth in Items 3 and 4 above.

         (d) No person other than the Reporting Person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned of record by him.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Issuer.

         Not applicable.

Item 7.  Material to Be Filed as Exhibits.

         None.

CUSIP No. 45170F204                    13D                     Page 6 of 6 pages
________________________________________________________________________________

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        DATE: January 12, 2004


                                        By: /S/ CHRISTOPHER M. WOLFINGTON
                                            -----------------------------
                                            Christopher M. Wolfington